PERFORMANCE FOOD GROUP COMPANY

EXECUTIVE INCENTIVE-BASED COMPENSATION RECOUPMENT POLICY

The Board of Directors of Performance Food Group Company (the “Company”), based on the recommendation of the Human Capital and Compensation Committee of the Board of Directors (the “Committee”), approved and adopted this Executive Incentive-Based Compensation Recoupment Policy (this “Policy”), effective as of August 8, 2019, and as amended effective as of October 2, 2023 (the “Effective Date”). This Policy incorporates by reference the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and its implementing rules and regulations thereunder, including Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the New York Stock Exchange (“NYSE”) listing standards (the “Clawback Rules”).

The purposes of this Policy are to (i) prevent the unjust enrichment of Covered Employees (as defined below) by permitting the Company to recover Incentive Awards (as defined below) that were received as a result of financial results that were later determined to be incorrect, (ii) prevent the unjust enrichment of Covered Employees by permitting the Company to recover Incentive Awards that were received due to an error in the calculation of a Covered Employee’s Incentive Award and (iii) mitigate the risk of manipulation of data used to determine the payment, issuance or vesting of Incentive Awards.

The Board of Directors and the Committee are hereby authorized to take any actions, including but not limited to those set forth in this Policy, to further the purposes of this Policy and to comply with the Clawback Rules.

Covered Employees

This Policy will apply to all incentive-based compensation, as described below (“Incentive Awards”), received on or after the Effective Date to current or former executive officers (“Covered Employees”). The term “executive officers” means the Company’s officers for purposes of Section 16 under the Exchange Act.

Covered Compensation

The term “incentive-based compensation” means any compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure. The term “financial reporting measure” is (i) any measure that is determined and presented in accordance with U.S. generally accepted accounting principles used in preparing the Company’s financial statements, and any measure that is derived in whole or in part from such measure (e.g., revenue, net income, return on assets, etc.), (ii) stock price and/or (iii) total shareholder return (“TSR”). A financial reporting measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.

For the avoidance of doubt, Incentive Awards shall not include any salaries, discretionary bonuses, non-equity incentive plan awards earned upon satisfying a strategic measure or operational measure (e.g., completion of a project), or equity-based awards that are not contingent on achieving any financial reporting measure.

An Incentive Award is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the Incentive Award is attained, even if the payment or grant of the Incentive Award occurs after the end of that period.

Each annual incentive plan or agreement documenting an Incentive Award that is granted to a Covered Employee on or after the Effective Date will include a provision requiring (i) that the Covered Employee acknowledge and accept the terms and conditions of this Policy and (ii) that the Covered Employee’s eligibility to receive such Incentive Award is contingent upon such acknowledgement and acceptance, as in effect on the date that the annual incentive plan is adopted or applicable Incentive Award is granted.

Required Clawback; Accounting Restatement

In the event that the Company is required to prepare an accounting restatement of its consolidated financial statements due to the material noncompliance by the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (“Financial Restatement Trigger”), the Board of Directors or the Committee will determine whether any Erroneously Awarded Compensation (as defined below) must be clawed back pursuant to this Policy.

Solely with respect to Incentive Awards that are subject to recovery due to a Financial Restatement Trigger, the Board of Directors or the Committee will consider the accountability of any Covered Employee whose acts or omissions were responsible in whole or in part for the events that led to the restatement and whether such acts or omissions constituted fraud or misconduct. In the event that the Board of Directors or the Committee determines that a Covered Employee’s acts or omissions constituted fraud or misconduct, the Board of Directors or the Committee, in addition to the recovery of Incentive Awards, as provided above, may (but shall not be obligated to) (i) take (in the case of the Board of Directors), or recommend to the Board of Directors (in the case of the Committee), disciplinary action, including termination, and (ii) pursue other available remedies, including legal action.

Clawback Amount

The amount required to be recouped due to a Financial Restatement Trigger will be the amount received by a Covered Employee in excess of the amount that would have been paid to the Covered Employee absent the restatement, calculated on a pre-tax basis (“Erroneously Awarded Compensation”). If the amount of Erroneously Awarded

Compensation cannot be determined directly from the information in the accounting restatement, then the Board of Directors or Committee shall make its determination based on a reasonable estimate of the effect of the accounting restatement and will maintain and provide documentation of the estimate to the NYSE.

In addition, following a restatement of the Company’s consolidated financial statements, the Board of Directors or the Committee shall cause the Company to recover any compensation received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002.

The Company will not indemnify any Covered Employee against the loss of any Erroneously Awarded Compensation.

Additional Clawback Due to Award Error

In the event that an Incentive Award was received by any Covered Employee due to an error in the calculation of such Incentive Award, but such error does not result in a Financial Restatement Trigger (“Miscalculation Trigger”), the Board of Directors or the Committee may (but shall not be obligated to) determine whether any Covered Employee received excess compensation due to the calculation error. In the event that the Board of Directors or the Committee determines that a Covered Employee received excess compensation due to the calculation error, the Company may (but shall not be obligated to) recover from such Covered Employee the amount of Incentive Awards received by the Covered Employee that exceeds the amount of Incentive Awards that would otherwise have been received by the Covered Employee had the calculation of the Incentive Awards been correct. In the event that the Board of Directors or the Committee cannot determine the amount of the excess received by the Covered Employee, the Board of Directors or the Committee may make its determination of the amount of the excess based on a reasonable estimate of the effect of the error in calculating the Incentive Awards.

For purposes of this Additional Clawback Due to Award Error section only, the definition of Incentive Award includes any incentive-based compensation that is subject to an objective performance measure (regardless of whether that measure is a financial performance measure).

Clawback Methodology

In the event that the Board of Directors or the Committee determines that a Covered Employee received Erroneously Awarded Compensation, the Company will reasonably promptly recover from such Covered Employee the Erroneously Awarded Compensation, except to the extent the Committee or a majority of independent directors has determined that recovery would be impracticable solely for the following reasons, and subject to the following procedural and disclosure requirements:

i.
The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to NYSE;

ii.
Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Incentive Compensation based on violation of home country law of the issuer, the Administrator must satisfy the applicable opinion and disclosure requirements of the Clawback Rules; or

iii.
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

The Board of Directors or the Committee may, in its sole discretion, recover Incentive Awards in any manner (or combination thereof) permitted by law, including by (i) requiring repayment or return of prior Incentive Awards made to such Covered Employee, including Incentive Awards that were not affected by the accounting restatement, (ii) cancelling unvested Incentive Awards, (iii) offsetting the amount to be recovered from any compensation owed by the Company to the Covered Employee or (iv) adjusting the future compensation of such Covered Employee. All actions taken by the Company to recover Incentive Awards will be taken in accordance with applicable law and consistent with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder. In addition, the Company may enter into deferred payment plans with a Covered Employee to effectuate recoupment to avoid unreasonable economic hardship.

In the event the Company’s right to recover Incentive Awards is based on a Financial Restatement Trigger, this right to recovery will be limited to Incentive Awards received during the three fiscal years immediately preceding the earlier of the date the Board of Directors, a committee of the Board of Directors, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that an accounting restatement is required, or (y) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement. In the event the Company’s right to recover Incentive Awards is based on a Miscalculation Trigger, this right to recovery will be limited to the one-year period immediately following the date on which such Incentive Awards were received by a Covered Employee.

Notwithstanding the foregoing, in the event of a clawback pursuant to this Policy, the Company may seek reimbursement from a Covered Employee for the costs (including, but not limited to, legal fees) incurred in connection with the recovery of the Erroneously Awarded Compensation.

Administrative Authority

The Committee shall have full and final authority to make all determinations under this Policy, including without limitation whether the Policy applies, whether to pursue recovery of Incentive Awards based on a Financial Restatement Trigger or Miscalculation Trigger, and, if so, the amount to be recovered from the Covered Employee. The Committee shall have full and final authority, in its sole discretion, to: (a) construe all terms, provisions, conditions, and limitations of this Policy, (b) correct any defect or to supply any omission or to reconcile any inconsistency that may appear in this Policy in such manner and to such extent as the Committee shall deem appropriate, and (c) make all other determinations or take any actions necessary or advisable for the administration of this Policy. All determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its subsidiaries, its stockholders and Covered Employees. The determination of the Committee or the Board of Directors need not be uniform with respect to one or more Covered Employees.

Any members of the Committee, and any other members of the Board of Directors who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board of Directors under applicable law or Company policy.

The Board of Directors or the Committee may amend this Policy from time to time in its discretion and will amend this Policy as it deems necessary to comply with Section 10D of the Exchange Act, and to comply with the applicable rules or standards of the NYSE.

Initially Adopted by the Human Capital and Compensation Committee on August 7, 2019, and Approved by the Board of Directors on August 8, 2019; Adopted as Amended by the Human Capital and Compensation Committee on August 22, 2023, and Approved as Amended by the Board of Directors on August 23, 2023, effective October 2, 2023